Tenet Announces Date and Event for Launch of its Business Hub(TM) in Canada

Toronto, Ontario--(Newsfile Corp. - August 19, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC PINK: PKKFF) ("Tenet" or the "Company"), an innovative AI service provider and operator of the Business Hub™, today announced the launch date for its Business Hub™ in Canada, set to coincide with the opening of its new Montreal office at a special event to be held on November 30th, 2022.

Having already hired more than 50 employees in 2022 and expecting a staff of nearly 100 employees by the end of the year, the Company needed more space in Montreal to go along with its Toronto office in order to accommodate its rapidly growing workforce in Canada.

The guest list to the launch event marking this historic milestone for the Company is expected to include important stakeholders such as shareholders, investment banking partners, strategic partners, select members of the media, business association and financial institution executives, as well as government officials. The event is being organized in collaboration with the Asia-Pacific Association of Small and Medium Enterprises ("APASME").

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. All references to Tenet in this news release, unless explicitly specified, includes Tenet and all its subsidiaries. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through the Business Hub™, a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members. Please visit our website at: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
312-261-6430
mark.schwalenberg@mzgroup.us

Follow Tenet Fintech Group Inc. on social media:

Twitter: @Tenetfintech

Facebook: @Tenetfintech

LinkedIn: Tenet Fintech

YouTube: Tenet Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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https://www.newsfilecorp.com/release/134304